NEWS RELEASE

ELD No. 06-01

TSX: ELD  AMEX: EGO

 January 17, 2006

Eldorado Provides Exploration Updates for the

AS Project, Turkey and Vila Nova Gold Project, Brazil

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (“Eldorado” the “Company” or “we”) is pleased to provide an update on exploration activities at the AS Project, Turkey and the Vila Nova Gold Project, Brazil.

AS Project

Exploration work on the AS Project (“the Project”) is being undertaken by Tűprag Metal Madençilik San ve Tic. Ltd. (“Tűprag”). Eldorado holds 50% of the project as part of a joint venture agreement in Western Turkey.

Diamond drilling commenced on the AS project in mid-October and totaled 1695 meters by 2005 year end.  Four core holes are complete:  3 in the first identified showing (the “Dogrudere anomaly”) and 1 in the western copper anomaly (the “Tul anomaly”).  Reverse circulation drilling also continued, with 5 additional holes in the Dogrudere anomaly region, 1 hole in the Tul anomaly, and 2 holes testing the southern copper soil anomaly (the Solak anomaly)  Additional RC holes were attempted in the latter two target areas, but were abandoned prematurely due to ground and groundwater conditions.  See figure 1 and 2 for hole locations of completed holes.

Results show the Dogrudere anomaly to represent a mineralized Au-Cu porphyry center.  The mineralization is hosted in potassic and quartz altered monzonite intrusive and trachyte sub-volcanic units.  These units are enveloped by a strongly argillic altered and pyrite mineralized zone, largely hosted in andesitic volcanic rocks.  Tests of the Tul and Solak anomalies are inconclusive at this time due to the limited amount of drilling.  The completed core hole (AS-50) was mostly drilled along a fault before being terminated.  The second hole, AS-56, currently in progress, should provide a truer test of this target.

Table 1 (below) shows the results of the completed RC and core holes.  Results for core holes AS-49 and AS-50 are still pending.  Reported assayed intervals cannot be correlated to true width of the mineralization at this time.

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Table 1:  2005 drill results – AS Project

Hole ID	Hole Type	Metres Drilled	From (m)	To (m)	Length (m)	Au g/t	Cu %
AS-14	RC	147.50	0.00	15.00	15.00	0.22	0.09
AS-14			15.00	80.00	65.00	0.24	0.48
AS-24	RC	147.50	5.00	62.50	57.50	0.14	0.40
AS-24			62.50	110.00	47.50	0.10	0.16
AS-24			110.00	142.50	32.50	0.21	0.30
AS-27[1]	RC	147.50	5.00	42.50	37.50	0.16	0.41
AS-27			42.50	80.00	37.50	0.09	0.15
AS-30[2]	RC	124.00	15.00	115.00	100.00	0.13	0.44
AS-30			115.00	124.00	9.00	0.34	0.49
AS-38	DH	342.50	0.00	15.00	15.00	0.58	0.07
AS-38			15.50	160.40	144.90	0.75	0.81
AS-38			160.40	186.40	26.00	0.14	0.11
AS-45	DH	350.00	6.90	72.80	65.90	0.21	0.51
AS-45			72.80	218.80	145.00	0.25	0.35
AS-45			217.80	298.60	80.80	0.11	0.21
AS-51	RC	112.50	42.50	55.00	12.50	0.02	0.12
AS-51			80.00	90.00	10.00	0.03	0.13
AS-52	RC	139	20.00	30.00	10.00	0.01	0.19
1. Hole also averages 0.043% Mo over both intervals
2. Hole bottomed in 0.47 g/t Au and 0.60% Cu

Paul Wright, President & CEO commented “We are very pleased with the continued progress in developing a geological understanding of the AS Project.  The most recent drilling results serve to confirm AS as an extensive Au-Cu porphyry system.  This year will be important for the project as we generate the necessary information through our field activities which will govern future more focused drilling programs.  The combination of coincident geochemical and geophysical anomalies extending over a large area of altered rocks is extremely encouraging.”

The 2006 work program will incorporate the 2005 drill results as well as recently completed geophysical survey data (ground magnetics and IP), geologic mapping and soil geochemistry to continue to outline the porphyry style mineralization over the 3 target areas.  We have budgeted $6.0 million (Eldorado’s share: $3.0 million) for AS which includes 25,000 m of diamond drilling, and extensions to the existing geochemical and geophysical surveys.  Preliminary metallurgical samples will also be collected and tested.

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Vila Nova Gold Project

The Vila Nova Gold Project is located in Amapa State, Brazil where Eldorado holds an option to acquire 84% of the project as part of a joint venture agreement with DSI Consult & Mineracao Amapa (“DSI”).

The 2005 diamond drill program began in November and totaled 764 m in 9 holes.  The drilling occurred in two areas where the targeted gold mineralized zone has been exposed (the result of recent alluvial mining):  Gaivota and Croado (see Figure 1).

Earlier mapping and surface channel sampling helped identify the initial drill targets.  Two target types emerged from this preliminary work:  widespread, lower gold grade envelopes (0.5 to 3.0 g/t) in silica and/or carbonate altered zones within and surrounding the iron formation units, and narrow high grade intervals occurring in sulphide bearing, silica-rich iron formation layers where they intersect the hinge areas of the numerous tight folds in the project area.  The results to date confirm the presence of these targets at depth, particularly the extent of the lower grade oxidized material at reasonably shallow depths from surface.

The following table (Table 1) shows results from the first 6 holes of the Vila Nova Gold project.  Location of the drill holes are shown in Figures 2 and 3.  Please note that at this time, the reported assayed intervals cannot yet be correlated to the true width of the gold mineralization (the drill holes were oriented to intersect mapped geology at close to 90 degrees, but more work is needed to confirm the gold mineralization orientation).

Table 1: Initial Drill Results – Vila Nova Gold Project

Hole Number	From (m)	To (m)	Interval (m)	Au g/t
Gaivota
VNG-01	38.50	49.05	10.55	3.16
Including	44.35	47.05	2.70	6.45
VNG-02	8.25	11.20	2.95	1.31
VNG-02	41.30	48.10	6.80	2.00
VNG-02	54.00	57.00	3.00	4.04
VNG-02	60.50	63.45	2.95	3.78
VNG-04	0.60	12.15	11.55	1.38
VNG-04	31.20	54.00	22.80	2.35
Including	35.00	41.00	6.00	3.67
VNG-05	0.00	5.60	5.60	1.36
VNG-05	47.90	57.50	9.60	2.67
Including	54.00	55.00	1.00	11.50
Croado
VNG-03	40.75	44.00	3.25	24.12
Including	42.40	44.00	1.60	41.63

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		4
Hole Number	From (m)	To (m)	Interval (m)	Au g/t
VNG-03	48.65	53.75	5.10	1.69
VNG-06	32.30	34.35	2.05	1.49
VNG-06	37.55	53.45	15.90	1.45
Including	39.05	42.00	2.95	3.23
Including	47.60	48.70	1.10	13.09

“We are extremely pleased with the initial drilling results from the Vila Nova Gold Project, with all of the holes drilled intersecting gold mineralization.  We are off to a very good start and look forward to additional drilling results throughout 2006” commented Paul N. Wright, President and Chief Executive Officer.

During 2006, the exploration plan includes the mapping and sampling of the on-strike extensions of the main gold trends, as well as a detailed ground geophysical survey.  Drilling will continue on the down plunge extensions of the main target areas, and we will initiate metallurgical test work on surface and core samples.  The company has budgeted $2.8 million for Vila Nova for 2006, which includes approximately 12,000 metres of diamond drilling.

Stephen Juras, Ph.D., P.Geo., Manager, Geology is the qualified person for the technical disclosure in this press release.  For the Vila Nova Project, samples are prepared and assayed at the ALS facility in Vancouver, BC.  Analysis for gold is done on sawn half core samples using fire assay (AA finish) on a 30g charge.  For the AS Project, samples are prepared at Tuprag’s facility in Turkey and assayed at the ALS facility in Vancouver.  Analyses are done on sawn half core samples and reverse circulation cuttings using fire assay for gold (AA finish), and aqua regia acid digestion and ICP for copper. For both projects, standard reference materials, blank and field duplicate samples are inserted prior to shipment from site to monitor the quality control of the assay data.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President and Chief Executive Officer

The terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” used in this release are Canadian mining terms as defined in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  These definitions differ from the definitions in the United States Securities & Exchange Commission (“SEC”) Guide 7.  In the United States, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made

The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this release are Canadian mining terms as defined in accordance with National Instruction 43-101 – Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

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For a detailed discussion of resource and reserve estimates and related matters see the Company’s technical reports, including the Annual Information Form and other reports filed under the Company’s name at www.sedar.com.  A qualified person has verified the data contained in this release.

Note to U.S. Investors.  While the terms “mineral resource”, “measured mineral resource,” “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this report concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings.  With respect to “indicated mineral resource” and “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility.  It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Certain of the statements made herein may contain forward-looking statements within the meaning of Section 1E of the Securities Exchange Act of 1934, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events, or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements.  Specific reference is made to “Narrative Description of the Business – Risk Factors” in the Company’s Annual Information Form, Form 40-F dated March 30, 2005 for the fiscal year ended December 31, 2004.  Forward-looking statements herein include statements regarding the expectations and beliefs of management.  Such factors included, amongst others the following:  gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Business - Risk Factors” in the Company’s Annual Information Form and Form 40F dated March 30 ,2005 for the fiscal year ended December 31, 2004.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

             1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com

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AS PROJECT

Gold Soil Anomalies and Drill Locations (figure 1)

eldoradogold

N
AS-49
(In Progress)
AS-56
AS-46
AS-50
AS-45
AS-36
AS-39
AS-14
AS-32
AS-27
AS-21
AS-38
30
AS-18
(In Progress)
Doğrudere Anomaly
Tul Anomaly
Talvak Tepe
AS-52
AS-51
Solak Anomaly
Soil Geochemistry: Au ppb
> 100 ppb Au
> 50 ppb Au
> 25 ppb Au
> 10 ppb Au
Diamond Drill Holes
RC Holes
0
0.5
1
kilometers

AS PROJECT
Copper Soil Anomalies and Drill Locations (figure 2)

N
AS-49
AS-46
(In Progress)
AS-56
AS-50
AS-45
AS-36
AS-39
AS-14
AS-27
AS-32
AS-24
AS-13
AS-38
AS-30
AS-21
AS-18
AS-58
(In Progress)
Doğrudere Anomaly
Tul Anomaly
Tavuk Tepe
AS-52
AS-51
Solak Anomaly
Soil Geochemistry: Cu ppm
> 500 ppm Cu
> 250 ppm Cu
> 100 ppm Cu
> 50 ppm Cu
Diamond Drill Holes
RC Holes
0
0.5
1
kilometers

VILA NOVA
Gold and Iron Projects
(figure 3)

eldoradogold

Road
Gold Mineralized Zone
(Iron Formation Units)
Hematite-rich Iron Formation
Completed Drill Holes
N
0
0.25
0.5
kilometers
418500 mE
VNG-04
VNG-01
VNG-02
VNG-05
VNG-08
VNG-07
Gaivota
Vila Nova River
VNG-03
VNG-06
VNG-09
Croado
Iron Ore
Project Area
Gold
Project Area
417000 mE
418500 mE

VILA NOVA PROJECT
Gold Project
Gaivota Area (figure 4)

eldoradogold

Silica-rich Iron Formation with sulphides
Carbonate-rich Iron Formation
Silica-rich Iron Formation
Ultramafic schists
Chlorite schists
Foliation with dip direction
Drill Hole
Surface Rock Samples: Au ppb
>1000
500 to 1000
100 to 500
N
Gaivota
45250 N
45200 N
45150 N
45100 N
45050 N
VNG-04
VNG-02
VNG-01
VNG-05
VNG-08
VNG-07
0
25
50 m
418550 E
418600 E
418650 E

VILA NOVA PROJECT
Gold Project
Croado Area (figure 5)

eldoradogold

Croado
Silica-rich Iron Formation with sulphides
Carbonate-rich Iron Formation
Silica-rich Iron Formation
Ultramafic schists
Foliation with dip direction
Drill Hole
Surface Rock Samples: Au ppb
> 1000
500 to 1000
100 to 500
0
25
50 m
N
44700 N
44650 N
44600 N
44550 N
VNG-03
VNG-06
VNG-09
418250 E
418300E
418350 E
418400 E